Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ichor, Inc.
7292 Culebra Rio Circle
Idaho Falls, ID 83406
https://www.ichortech.com/

Up to $4,999,989.36 in Class B Non-Voting Common Stock at $4.92
Minimum Target Amount: $9,997.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ichor, Inc.
Address: 7292 Culebra Rio Circle, Idaho Falls, ID 83406
State of Incorporation: NV
Date Incorporated: May 20, 2021

Terms:

Equity

Offering Minimum: $9,997.44 | 2,032 shares of Class B Non-Voting Common Stock
Offering Maximum: $4,999,989.36 | 1,016,258 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $4.92
Minimum Investment Amount (per investor): $246.00

Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

15% Bonus shares for the first 11 days

5% bonus shares for the next 30 days after.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Ichor, Inc. has the exclusive license to retrofit, manufacture and distribute the RK Injector technology in North, Central and part of South America. The RK Injector drastically reduces both Particulate Matter (PM) and NOx emissions. Those emissions are the main contributors to smog and acid rain. The RK Injector also provides significant improvements in fuel economy which is a direct correlation to reducing the greenhouse gas CO2, the main contributor to global warming.

Ichor, Inc. plans to initially target class 8 over the road trucks and agricultural tractors. We will be working with 3rd party vendors to supply some of the ancillary parts, which are required to complete the retrofit kit. Initially, the RK Injectors will be supplied to Ichor from a company which currently builds common rail injectors, pumps and accessories. Once Ichor is well established, we will move towards our goal of bringing manufacturing in-house.

As we begin to feel like we have a firm grasp on and steady growth in our initial target markets, we plan to begin expanding into additional markets which would benefit substantially from the implementation of our technology. A few of these potential markets include: Construction & Mining Equipment; Locomotives; Cargo Ships and more.

Ichor, Inc. is an independant company which has no subsidiaries or parent companies. The only relationship between RKLab AG and Ichor is our exclusive sub-license agreement which outlines Ichor's usage rights to the intellectual property owned by RKLab AG.

Competitors and Industry

The global diesel common rail injection system market is estimated to reach around USD 25 billion by 2025, registering a compound annual growth rate of ~4% during the forecast period (Source: Market Research Future). As of 2019, 3.9 million Class 8 trucks and over 4.4 million tractors were in operation. Sales of Class 8 vehicles are expected to climb 38 percent from 186,003 vehicles in 2017 to 257,567 in 2028. The number of Class 8 vehicles in operation is projected to rise 19 percent from 3.43 million to 4.07 million by 2028. (Sources: USDA, American Trucking Association)

Our main competitors are companies that manufacture common rail injectors and components. The top four manufacturers include Bosch, Continental, Denso and Delphi. Other competitors would be manufacturers of high pressure direct injection natural gas engines such as Cummins.

The internal combustion engine (ICE) has three fundamental competitive advantages over its alternative technology (i.e. EV) competitors – an extremely large, installed customer base, well established, national infrastructure, and an energy output to weight ratio that is vastly superior.

Ichor, Inc. intends to sell retrofit kits for use in existing engines. Once retrofitted, we believe that engine owners will experience a decrease of particluate and NOx emissions of up to 90% as well as an increase in fuel efficiency of up to 30% subsequently decreasing CO_2 emissions by up to 30% as well.

Ichor, Inc.'s aim for the internal combustion engine is to achieve 60% thermal efficiency – which equates to over 15% fuel efficiency gain – and to reduce NOx and particulate emissions by up to 90% from today's best in class standards. At these levels of efficiency and ultra-low pollution outcomes, RKI-based engines will provide effective competition to the EV-based powertrain for the forseeable future with a simple, less expensive and more robust energy solution.

Current Stage and Roadmap

<u>Current Stage</u>

The Ichor injector is in its final stages of development. Our overall concept has been tested and proven multiple times. The next stages required will be specific to initial target engine applications.

Final developments will include modeling on existing engine plaforms, which will then be cross formulated, resulting in the best possible injector design specific to each application. Possible variations for the Ichor injector and related components in each application can include changes to injection pressure, number of holes in the nozzle, software alterations or changes to ancillary components required for retrofit.

Our final development phase will include selecting specific engines to retrofit, developing required software, designing necessary engine and emission components, achieving certifications with the EPA/CARB and on-road testing.

Future Roadmap

We should be able to complete the following necessary steps in 24-36 months: (1) selecting a vehicle and/or engine for retrofit; (2) begin the modeling of that vehicle and/or engine and finalize the design of the injector to fit the specific application; (3) fit the injectors into the engine and design/build the additional components necessary for the retrofit (e.g. removal of high pressure fuel pump, EGR system, and all after treatment components); (4) tuning the OEM Engine Control Unit to work with the injectors; (5) test for reliability and efficiency; (6) complete emissions certification; and (7) market and sell.

The Team

Officers and Directors

Name: Trevor Bates

Trevor Bates's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 08, 2021 - Present
  Responsibilities: Establish the organization’s vision, mission, and purpose. Hire, monitor, and evaluate the chief executive. Create a strategic plan and ensure that it’s followed.

- **Position:** Secretary
  Dates of Service: May 08, 2021 - Present
  Responsibilities: The Secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of Directors, committees of directors and shareholders. The Secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation’s transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the

number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required to be given by law or by these Bylaws. The Secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

- **Position:** Treasurer
  Dates of Service: May 08, 2021 - Present
  Responsibilities: The Treasurer handles basic tasks such as selecting/working with bank/s, reconciling bank statements and managing cash flow, ensuring sufficient funds are available to meet ongoing operational requirements, evaluate the financial aspects of the business and policies to advise the board and work with Certified Public Accountants to ensure all tax returns are accurate and filed on time.

- **Position:** President
  Dates of Service: May 21, 2021 - Present
  Responsibilities: The President leads, guides, directs and evaluates all other officers, managers and employees, and ensures they are carrying out the daily operations of the company. Meets regularly with other officers or managers of the Company to make sure that the decisions the organization needs to make are prescient and strategic.

Other business experience in the past three years:

- **Employer:** RKLab North America, LLC
  Title: CEO
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company.

Other business experience in the past three years:

- **Employer:** RKLab North America, LLC
  Title: Chairman of the Board
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Provides leadership to the firm's executives and other employees, leads the charge on big-picture decisions and sets the tone for the corporate culture of the company.

Other business experience in the past three years:

- **Employer:** RKLab North America, LLC
  Title: COO
  Dates of Service: December 01, 2016 - August 01, 2018
  Responsibilities: Support the CEO drive value for the shareholders.

Name: Hal Adams

Hal Adams's current primary role is with Retired. Hal Adams currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 08, 2021 - Present
  Responsibilities: Establish the organization's vision, mission, and purpose. Hire, monitor, and evaluate the chief executive. Create a strategic plan and ensure that it's followed. Hal does not currently receive compensation for this role.

Name: Chad Webster

Chad Webster's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President
  Dates of Service: May 08, 2021 - Present
  Responsibilities: An Executive Vice President has to be able to set priorities and motivate team members. The Executive Vice President must be effective at communication in all of its applications, including one-on-one, small groups, large groups, email, and remote working. The Executive Vice President serves as a role model for working together. The Executive Vice President strives to understand where and how projects fit into the bigger picture to enhance effectiveness. The Executive Vice President reviews priorities in light of larger organizational goals. He translates this understanding into meaningful goals and objectives for their team members who need to understand where their work fits in the big picture. The Executive Vice President will also understand and leverage formal project management practices to ensure timely completion and proper control of initiatives. Chad does not currently receive compensation for this role.

Other business experience in the past three years:

- **Employer:** Harold Management Group, LLC
  Title: Partner & Director of Area Operations
  Dates of Service: June 01, 2018 - August 01, 2019
  Responsibilities: Chad managed and handled the daily business operations of the

company, working closely with department heads and supervisors to support the day-to-day activity of employees. He oversaw internal, daily operations ensuring that the company's operations supported the CEO's vision and strategy.

Other business experience in the past three years:

- **Employer:** Ichor, LLC
  Title: President
  Dates of Service: August 01, 2019 - May 08, 2021
  Responsibilities: Chad managed and handled the daily business operations of the company. He oversaw internal, daily operations ensuring that the company's operations supported the CEO's vision and strategy.

Other business experience in the past three years:

- **Employer:** Clear Backflow
  Title: General Manager
  Dates of Service: January 01, 2017 - June 01, 2018
  Responsibilities: Involved in the day to day intricacies of running a small business as well as providing superior customer service. Technical team lead responsible for all testers in my area.

Name: Tyler Harris

Tyler Harris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Compose materials and take actions to drive the success of Ichor forward. Generate capital investments and build/implement strategies to bring the business to a post revenue state. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board of Directors, shall perform all the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the President or the Chairperson of the Board. Tyler does not currently receive compensation for his roles.

- **Position:** Director
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Establish the organization's vision, mission, and purpose. Hire,

monitor, and evaluate the chief executive. Create a strategic plan and ensure that it's followed.

Other business experience in the past three years:

- **Employer:** Clear Backflow
  Title: Co-Owner
  Dates of Service: January 01, 2017 - September 01, 2019
  Responsibilities: Build business from the ground up.

Other business experience in the past three years:

- **Employer:** JT Synergy
  Title: Owner
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Own and operate a small general contracting business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock; outstanding options, warrants, and other securities with a right to acquire shares; or any shares reserved for issuance under a stock plan. The Company set its valuation internally, without a formal-third party independent evaluation.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $4,999,999.78 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype of our Ichor Injector. Delays or cost overruns in the development of our Ichor Injector and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Ichor, Inc. was formed on 5/20/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ichor, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that the Ichor Injector is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers for the Company to succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Savetech LLC	7,944,312	Class A Voting Common Stock	32.034
Bates Family ILT	6,188,195	Class A Voting Common Stock	24.952

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,016,258 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 17,800,000 with a total of 17,054,390 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 17,054,390
  Use of proceeds: N/A - initial issuance of stock
  Date: March 08, 2021

Offering exemption relied upon: N/A

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

We had no revenue for the fiscal years ending December 31, 2020 and 2019, respectively. We are in the developmental stage of our company expect to begin collecting revenues mid 2022.

Expenses

The Company's expenses consist of, among other things fees for professional services, travel, marketing, and fundraising. Expenses in 2020 increased by $52,428, from $22,676 in 2019 to $75,104 in 2020. The majority of this increase is due to increased professional fees and additional marketing and promotion for 2020.

Historical results and cash flows:

No, the historical results and cash flows are not representative of what investors should expect in the future. We are moving towards a post-revenue state.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Ichor has open lines of communication with existing shareholders who are willing to loan us necessary working capital to maintain forward momentum. We also try to maintain a modest amount of cash on hand for relatively small operating expenses. As of December 31, 2020, the Company had $40,822 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds we raise are critical to the near term operations of the company. They will enable us to overcome the last few roadblocks standing between our present state and our post-revenue state. They will also put the final touches on R&D as well as necessary software development to put our product in the consumer's hands.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The nearly 1 million dollars Ichor has borrowed has been spent in an extremely conservative fashion to propel our product to its current condition. The funds that we will raise from our StartEngine campaign are vitally necessary for us to make our final push to market.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

3-6 months, based on the last 12 months of operations. Burn rate of about $1,600.00 per month on average.

How long will you be able to operate the company if you raise your maximum funding goal?

2-3 years. Burn rate of about $140,000.00 on average.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If we raise our maximum funding goal through crowdfunding, all future sources of capital would be generated by pre-sales and sales of product.

Indebtedness

- **Creditor:** Savetech LLC
  Amount Owed: $722,344.72
  Interest Rate: 5.0%
  Maturity Date: January 01, 2024

Subsequent to year end, the Company signed a promissory note dated January 1, 2021 for the amounts borrowed to pay off a portion of the licensing agreement. The note totals $707,603 which constitutes the $667,603 used to pay down the licensing agreement and the additional $40,000 borrowed. As of May 2021, the total amount due is $722,344.72.

- **Creditor:** Trevor Bates
  Amount Owed: $110,441.00
  Interest Rate: 0.0%
  Maturity Date: March 01, 2023

- **Creditor:** RKLAB AG
  Amount Owed: $332,397.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2021

Related Party Transactions

- **Name of Entity:** Trevor Bates
  Relationship to Company: Director, Officer and 20%+ shareholder
  Nature / amount of interest in the transaction: Promissory note to Ichor for expenses paid out of pocket.
  Material Terms: As of February 28, 2021, there is an amount owed of $110,441.00 with 0% interest that has a maturity date of 3/1/2023.

- **Name of Entity:** Savetech, LLC
  Names of 20% owners: Hal and Debbie Adams
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to Ichor for operations and license fee payments.
  Material Terms: As of May 1, 2021, there is an amount owed of $722,344.72 with 5% interest that has a maturity date of 1/1/2024.

Valuation

Pre-Money Valuation: $83,907,598.80

Valuation Details:

Ichor, Inc. has determined its pre-money valuation based on the following factors.

Ichor, Inc. has the exclusive license to retrofit, manufacture and distribute the RK Injector technology in North, Central and much of South America.

For projection purposes, we used 3.9 million Class 8 trucks in operation as of 2019, as well as the total tractor and combine inventory in 2017 of 4,443,744 to determine our SAM. For these two categories, we look at the annual savings on fuel, Diesel Exhaust Fluid (DEF) and oil. We set our target at 15% improvement in fuel efficiency. That target came from modeling data that was done on the world's most fuel efficient engine, the Weichai 10L, as opposed to our early prototype retrofits, on pre-emissions engines, which were showing about 30% improvement in fuel efficiency.

With this 15% improvement alone, we expect the average Over the Road (OTR) trucking company would see annual savings around $13k-15k per truck. These savings are derived by dividing the national average annual mileage of 120k by the average fuel economy of 6.4 mpg and multiplying that by the national average diesel cost of $3.25 per gallon, as of 5/24/21. All of this equates to an average annual fuel cost of $60,937.50 per Class 8 truck. Which, at a 15% improvement equates to $9,140.62 in fuel savings by every retrofitted truck year after year. When you combine that with not purchasing 656 gallons of DEF at $2.99 per gallon or more and doing 1/10th as many oil changes at $3,840 per year, this brings annual savings to about $14,588 per truck.

These savings translate to the average engine owner gaining ROI somewhere around the 2 year mark. Based on these results, we were able to determine our SOM. Utilizing very conservative market penetration (.027 - .031%), we projected Year 1 revenue. This revenue projection was then plugged into a common venture capital method where net present value is determined by multiplying revenue times an exit multiplier of 1.2, which results in a valuation of $83M.

Even using these extremely conservative projections & a middle of the road venture capital method, we believe that our valuation is remarkably strong.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock; outstanding options, warrants, and other securities with a right to acquire shares; or any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If our minimum funding goal is reached, those funds will be used to promote and market our company. SEO, social media, and direct target marketing will all help us grow our brand. Building a strong dealer network will also be instrumental in bringing our product to market.

If we raise the over allotment amount of $4,999,989.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  1.0%
  The marketing budget will be used to promote and advertise on various social media platforms.
- *Research & Development*
  29.01%
  R&D funds will be used to purchase vehicles and or equipment which will be retrofitted with the Ichor injector. The engineering for the injector for the specific application, additional parts that will be required and software for engine programming will also come out of the R&D budget.
- *Company Employment*
  36.0%
  Company employees, payroll tax and benefits.
- *Legal*
  2.0%
  The legal portion of our use of funds will be used to pay the law firm that will be working with the EPA to get the certifications necessary for retrofitting vehicles.
- *Working Capital*
  28.49%
  The working capital budget will be used for for office, rent/utilities/insurance, hotel, food, and fuel, license fee and various other general and administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.ichortech.com/ (https://www.ichortech.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ichor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ichor, Inc.

[See attached]

Ichor, LLC
(formerly known as RKLAB North America, Inc.)

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2020

C O N T E N T S

Poston Denney & Killpack, PLLC

3400 Merlin Drive
Idaho Falls, ID 83404

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS CONSULTANTS

Office: (208) 522-0886
Fax: (208) 522-6015
www.cpapdk.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
Ichor, LLC (formerly known as RKLAB North America, Inc.)
Idaho Falls, ID

We have audited the accompanying financial statements of Ichor, LLC (formerly known as RKLAB North America, Inc), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ichor, LLC (formerly known as RKLAB North America, Inc.) as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Poston, Denney & Killpack, PLLC

Idaho Falls, Idaho
April 23, 2021

FINANCIAL STATEMENTS

Ichor, LLC
(formerly known as
RKLAB North America, Inc.)

BALANCE SHEET

December 31, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	40,822
INTANGIBLE ASSETS		
Licensing agreement		1,000,000
Total assets	$	1,040,822

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES		
Note payable	$	332,397
LONG-TERM LIABILITIES		
Note payable, net of current portion		707,603
Note payable - related party		97,602
Total liabilities		1,137,602
STOCKHOLDER'S DEFICIT		
Common stock, $0.01 par value, 10,000,000 shares authorized, 100,000 issued, and outstanding		1,000
Accumulated deficit		(97,780)
Total deficit		(96,780)
Total liabilities and stockholder's deficit	$	1,040,822

The accompanying notes are an integral part of this financial statement.

Ichor, LLC
(formerly known as
RKLAB North America, Inc.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2020

Revenue	$	-
Operating expenses		75,104
Net loss	$	(75,104)

The accompanying notes are an integral part of this financial statement.

Ichor, LLC
(formerly known as
RKLAB North America, Inc.)

STATEMENT OF STOCKHOLDER'S DEFICIT

Year ended December 31, 2020

	Common Shares	Common Stock		Accumulated Deficit		Total	
Balance, January 1, 2020	100,000	$	1,000	$	(22,676)	$	(21,676)
Net loss	-		-		(75,104)		(75,104)
Balance, December 31, 2020	100,000	$	1,000	$	(97,780)	$	(96,780)

The accompanying notes are an integral part of this financial statement.

Ichor, LLC
(formerly known as
RKLAB North America, Inc.)

STATEMENT OF CASH FLOWS

Year ended December 31, 2020

Increase (decrease) in cash and cash equivalents		
Cash flows from operating activities:		
Net loss	$	(75,104)
Net cash used in operating activities		(75,104)
Cash flows from financing activities:		
Proceeds from debt		115,031
Net cash provided by financing activities		115,031
Net increase in cash and cash equivalents		39,927
Cash and cash equivalents at beginning of year		895
Cash and cash equivalents at end of year	$	40,822
Supplemental disclosures of noncash financing and investing activities		
Note payable refinanced by other party	$	667,603

The accompanying notes are an integral part of this financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Description of business

Ichor, LLC (formerly known as RKLAB North America, Inc.) ("the Company") was incorporated in the state of Nevada in December 2018. The Company was formed to engage in the sales, marketing, distribution, and installation of a newly developed fuel injector technology in various locations throughout North, South, and Central America.

The Company has not commenced its principal operations, and its present condition is characterized by significant expenditures on obtaining the rights to sell and distribute the injector technology, on preliminary sublicensing and marketing efforts, and on coordinating the development of retrofit kits with the technology. The accompanying financial statements do not reflect the Company's planned principal operations, in which the focus is intended to continue to shift more heavily onto the selling, distribution, and installation of the fuel injector technology.

2. Cash and cash equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. For those cash equivalents, the carrying amount is a reasonable estimate of fair value.

3. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as goodwill valuations, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Impairment of long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset's carrying value amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. The net proceeds expected from the disposition of the asset are determined by independent quotes or expected sales prices. Estimates of future cash flows and expected sales prices are judgments based on the Company's experience and knowledge of local operations. These estimates can be significantly impacted by changes in real estate market conditions, the economic environment, capital spending decisions and inflation. No impairment was recognized in the year ended December 31, 2020.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

5. Subsequent events

The Company has evaluated all subsequent events that occurred after the balance sheet date through April 23, 2021 – the date its financial statements were available to be issued and determined that there were no subsequent events except those disclosed in Note D.

NOTE B – NOTES PAYABLE

The note payable to a related party represents amounts owed to a stockholder. The note was due on demand. See Note D for additional information.

Notes payable includes a note to RKLAB AG for the purchase of a licensing agreement. The note carries a provision that two-thirds of net capital raised must be paid towards the amount due. The note was due no later than December 31, 2020 but was amended to June 30, 2021. During 2020 $667,603 of this note payable was settled against funds lent to RKLAB AG by a third-party. The remaining balance of $332,397 is listed as a current liability on the Company's financial statements.

In addition to the $667,603 noted above, the Company borrowed an additional $40,000 from the same party. See Note D for additional information.

NOTE C – LICENSING AGREEMENT

The licensing agreement represents the right to use certain intellectual property currently being developed. The technology is not currently in use in this territory or any other territories. The agreement limits the territory for which the Company can use such intellectual property. It also requires certain royalty fees related to the use of the intellectual property. The Company has not yet begun to utilize the licensing agreement and has therefore not recorded any amortization in relation to the asset.

NOTE D – SUBSEQUENT EVENTS

Effective March 1, 2021 the Company executed an entity restructuring. Under the new structure, the Company converted from a corporation to a limited liability company. The Company also modified its name to Ichor, LLC. Operations of the entity remain unchanged.

Subsequent to year end, the Company's sole stockholder loaned additional monies to fund various start-up and operational costs. On March 1, 2021 the stockholder signed a note for current amounts owing and additional amounts lent in 2021 totaling $110,441 due March 2023. As such, the Company has reported amounts due to the stockholder as a long-term liability at December 31, 2020.

Subsequent to year end, the Company signed a promissory note dated January 1, 2021 for the amounts borrowed to pay off a portion of the licensing agreement. The note totals $707,603 which constitutes the $667,603 used to pay down the licensing agreement and the additional $40,000 borrowed. The note bears interest at 5%, and is due in full on January 1, 2024. The Company listed the note payable as a long-term liability as of December 31, 2020.

Ichor, LLC
(formerly known as RKLAB North America, Inc.)

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2019

C O N T E N T S

Poston Denney & Killpack, PLLC

3400 Merlin Drive
Idaho Falls, ID 83404

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS CONSULTANTS

Office: (208) 522-0886
Fax: (208) 522-6015
www.cpapdk.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
Ichor, LLC (formerly known as RKLAB North America, Inc.)
Idaho Falls, ID

We have audited the accompanying financial statements of Ichor, LLC (formerly known as RKLAB North America, Inc), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ichor, LLC (formerly known as RKLAB North America, Inc.) as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Poston, Denney & Killpack, PLLC

Idaho Falls, Idaho
April 23, 2021

FINANCIAL STATEMENTS

Ichor, LLC
(formerly known as
RKLAB North America, Inc.)

BALANCE SHEET

December 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	895
INTANGIBLE ASSETS		
Licensing agreement		1,000,000
Total assets	$	1,000,895

LIABILITIES AND STOCKHOLDER'S DEFICIT

LONG-TERM LIABILITIES		
Note payable	$	1,000,000
Note payable - related party		22,571
Total liabilities		1,022,571
STOCKHOLDER'S DEFICIT		
Common stock, $0.01 par value, 10,000,000 shares authorized, 100,000 issued, and outstanding		1,000
Accumulated deficit		(22,676)
Total stockholder's deficit		(21,676)
Total liabilities and stockholder's deficit	$	1,000,895

The accompanying notes are an integral part of this financial statement.

Ichor, LLC
(formerly known as
RKLAB North America, Inc.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2019

Revenue	$	-
Operating costs		22,676
Net loss	$	(22,676)

The accompanying notes are an integral part of this financial statement.

Ichor, LLC
(formerly known as
RKLAB North America, Inc.)

STATEMENT OF STOCKHOLDER'S DEFICIT

Year ended December 31, 2019

	Common Shares	Common Stock	Accumulated Deficit	Total
Balance January 1, 2019	-	$ -	$ -	$ -
Issuance of common stock	100,000	1,000	-	1,000
Net loss	-	-	(22,676)	(22,676)
Balance, December 31, 2019	100,000	$ 1,000	$ (22,676)	$ (21,676)

The accompanying notes are an integral part of this financial statement.

Ichor, LLC
(formerly known as
RKLAB North America, Inc.)

STATEMENT OF CASH FLOWS

Year ended December 31, 2019

Increase (decrease) in cash and cash equivalents		
Cash flows from operating activities:		
Net loss	$	(22,676)
Net cash used in operating activities		(22,676)
Cash flows from financing activities:		
Proceeds from debt		22,571
Proceeds from issuance of stock		1,000
Net cash provided by financing activities		23,571
Net increase in cash and cash equivalents		895
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	895
Supplemental disclosures of noncash financing and investing activities		
Increase in debt and increase in assets for purchase of licensing agreement.	$	1,000,000

The accompanying notes are an integral part of this financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Description of business

Ichor, LLC (formerly known as RKLAB North America, Inc.) ("the Company") was incorporated in the state of Nevada in December 2018. The Company was formed to engage in the sales, marketing, distribution, and installation of a newly developed fuel injector technology throughout North America.

The Company has not commenced its principal operations, and its present condition is characterized by significant expenditures on obtaining the rights to sell and distribute the injector technology, on preliminary sublicensing and marketing efforts, and on coordinating the development of retrofit kits with the technology. The accompanying financial statements do not reflect the Company's planned principal operations, in which the focus is intended to continue to shift more heavily onto the selling, distribution, and installation of the fuel injector technology.

2. Cash and cash equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. For those cash equivalents, the carrying amount is a reasonable estimate of fair value.

3. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as goodwill valuations, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Impairment of long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset's carrying value amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. The net proceeds expected from the disposition of the asset are determined by independent quotes or expected sales prices. Estimates of future cash flows and expected sales prices are judgments based on the Company's experience and knowledge of local operations. These estimates can be significantly impacted by changes in real estate market conditions, the economic environment, capital spending decisions and inflation. No impairment was recognized in the year ended December 31, 2019.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

5. Subsequent events

The Company has evaluated all subsequent events that occurred after the balance sheet date through April 23, 2021 – the date its financial statements were available to be issued and determined that there were no subsequent events except those disclosed in Note D.

NOTE B – NOTES PAYABLE

The note payable to a related party represents amounts owed to a stockholder. The note is due on demand. See Note E for additional information.

Notes payable includes a note to RKLAB AG for the purchase of a licensing agreement. The note carries a provision that two-thirds of net capital raised must be paid towards the amount due. The note was due no later than December 31, 2020 but was amended subsequent to year end to June 30, 2021.

NOTE C – STOCKHOLDERS' DEFICIT

During the year ended December 31, 2019, the Company issued 100,000 shares of stock to one stockholder for $1,000.

NOTE D – LICENSING AGREEMENT

The licensing agreement represents the right to use certain intellectual property currently being developed. The technology is not currently in use in this territory or any other territories. The agreement limits the territory for which the Company can use such intellectual property. It also requires certain royalty fees related to the use of the intellectual property. The Company has not yet begun to utilize the licensing agreement and has therefore not recorded any amortization in relation to the asset.

NOTE E – SUBSEQUENT EVENTS

Effective March 1, 2021 the Company executed an entity restructuring. Under the new structure, the Company converted from a corporation to a limited liability company. The Company also modified it's name to Ichor, LLC. Operations of the entity remain unchanged.

Subsequent to year end, the Company's sole stockholder loaned additional monies to fund various start-up and operational costs. The stockholder also signed a note for the amounts owed. Amounts owed to the stockholder total $110,441 and is payable on March 1, 2023 per the signed promissory note. As such, the Company has listed amounts due to the stockholder as a long-term liability.

On December 28, 2020 the Company amended the licensing agreement to extend the amount due to June 30, 2021. The Company also paid down the amount owed by $667,603 from amounts borrowed from a third-party. As such, the Company has reported the amounts due related to the licensing agreement as a long-term liability.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ICHOR

Reducing Emissions & Increasing Fuel Economy


Reducing Emissions &
Increasing Fuel Economy

Website | Idaho Falls, ID | TECHNOLOGY

$0.00 raised

0 Investors	**$83.9M** Valuation
$4.92 Price per Share	**$246.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

At ICHOR, we set out to do what many said was impossible: reduce emissions significantly without compromising on performance. We developed the RKI, a diesel fuel injector that drastically reduces NOx and particulate matter emissions while improving energy efficiency. Join us as we use our groundbreaking technology to create a cleaner future.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We have designed a self-pressurizing fuel injector with an innovative nozzle design to achieve more complete combustion using lower temperatures and higher pressure.
- Our technology reduces emissions that cause smog and acid rain by 90% while increasing fuel efficiency.
- RKLab, Licensor and Intellectual Property owner, has established partnerships with major automobile companies, paving the way for implementation of our groundbreaking fuel injector.

Rewards

Get rewarded for investing more into ICHOR:

Friends and Family Bonus

10% bonus shares if you invest within the first 11 days

10 days 23 hours 56 mins 55 secs

> **“ICHOR’s diesel injection technology drives down emissions while improving engine efficiency and performance.”**

THE PROBLEM

Current Emission Solutions Fall Short

Currently, the diesel fuel injection market is dominated by "Common Rail" technology, which is beyond its ability to meet the requirements of today's internal combustion engines as well as acceptable emissions outputs. (Source) This technology requires cumbersome equipment that sacrifices engine efficiency and reliability and adds maintenance costs.



The problem with diesel emissions components
DIESEL EXHAUST FLUID
DIESEL COMMON RAIL
HP FUEL RETURN SYSTEM
DIESEL PARTICULATE FILTER
EXHAUST GAS RECIRCULATION
CATALYTIC CONVERTER
HIGH PRESSURE FUEL PUMP
All current solutions focus on removing engine exhaust particulate AFTER the combustion stage.

The general public's perception is that electric vehicles will save the world. Unfortunately, this industry faces various challenges related to demand, climate, total carbon footprint, available resources (precious metals) and so on. These oppositions are not realistic to overcome in the foreseeable future. Instead, we need to make diesel work for our environment.



THE SOLUTION

Reduce Emissions and Elevate Performance

Our prototype diesel fuel injector's design reduces emissions by over 90% and increases fuel economy by up to 30% while increasing the lifespan and reliability of today's engines. The RK Injector drastically reduces both particulate matter and NOx emissions, which are the main contributors to smog and acid rain.



ICHOR powered by RKI *solves the problem at the engine*, not after.
A set of ICHOR injectors replaces the need for 5 emissions components


Old Diesel Engine
ICHOR Diesel Engine

Additional Benefits

- Reduces emission by up to 90%
- Fuel economy savings by up to 30%
- Increases engine power & torque
- Dramatically reduces maintenance costs

**Rendering of RK Injector. Images are computer-generated versions of our prototype.*


BLUE FLAME TECHNOLOGY
FOR A GREENER WORLD

**Video includes rendering of RK Injector. Images are computer-generated versions of our prototype.*

By simply implementing Ichor's RK Injector, engine owners can save money, time, AND our environment.

THE MARKET

Revolutionizing Industrial Diesel Fuel

While building our models, we chose to focus on two initial target markets: class 8 trucking and agricultural equipment. The total number of registered class 8 trucks was 3.91 million in 2019, excluding military and agriculture, and as of 2017, there were 4.44 million agricultural tractors in the United States. We are projecting a year one market penetration of 0.031% and 0.027% respectively.

Teaming up with industry partners will enable us to hit the ground running with retrofit kit sales and installations. Our goal is to partner with 4 facilities prior to product launch. Our plan is that these facilities will each dedicate 1 full time technician to Ichor injector retrofits. Initially, each technician will be able to install 1 kit every day, this means every technician should be installing around 200 kits annually. We also intend to continue to onboard additional facilities bi-annually. This can allow us to hit 1,209 class 8 (.031%) & 1,199 tractor (.027%) retrofits in Year 1. Moving forward, our dealer networks will grow year over year.


Initial Target Market
3.9 Million
class 8 trucks
$1 Billion
1% of initial target market


Future Markets
36 Million
trucks registered for business
4.4 Million
AG tractors currently in use

* *Source*, *Source*, *Source*

OUR TRACTION

Rigorous Testing and Strong Partnerships

We have built & tested six generations of prototypes which successfully demonstrated our technology on a wide range of engines. Prototypes retrofitted to date include a Dong Feng (Chinese) engine, a petrol Chevrolet 454 converted to RKI, an Orbital 2 stroke petrol engine, a Kubota diesel engine and four Lister Petter engines, which are commonly accepted as a testing benchmark in university research institutions.



**Rendering of RK Injector. Images are computer-generated versions of our prototype.*

RKLab AG, licensor and intellectual property owner, currently holds development agreements with Mazda (2016), Weichai (2019), and Kohler (2021). RKI is currently protected by numerous patents in multiple countries around the globe, with more patents soon to be filed. In 2005, RKI received the Geneva Gold Medal award. Moving forward, Ichor will continue to further innovate and develop this impressive technology.

Development Agreements

WEICHAI

KOHLER.

mazda

WHAT WE DO

Our Technology Dramatically Reduces Emissions in Diesel-Powered Vehicles

The RKI is a self-pressurizing diesel fuel injector, which eliminates the need for ancillary pressurizing pumps and high-pressure rails and circuits. RKI multiplies combustion chamber pressure within the injector and forces diesel fuel into the combustion chamber at significantly higher pressure through as many as 200 tiny holes. This ultra-high-pressure delivery of fuel through significantly more, smaller injection holes has the natural effect of creating optimal combustion conditions.


CONTROL
VALVE OPENS
INJECTS
PRECISE AMOUNT OF
FUEL

Our aim is to achieve 60% thermal efficient engines – which equates to over 15% fuel efficiency gain – and to reduce NOx and particulate emissions by over 90% from today's best in class engines. At these levels of efficiency and ultra-low pollution outcomes, RKI-based engines will effectively compete with EV-based powertrains with a simple, less expensive and more robust energy solution.


ICHOR
powered by RKI

THE BUSINESS MODEL

Consumer and Environmental Benefits

Our business model is built around simultaneously delivering benefits to both our consumers and to the environment. The RK injector generates 15%-30% in fuel savings. It also delivers a 90% decrease in harmful emissions output without sacrificing efficiency.

Ichor outperforms the common rail system, HPDI, and ducted fuel injectors in both efficiency and emissions. We are leaders in providing consumers with emission-reducing technology that also delivers cost benefits.


Consumer Benefits
15%-30%
FUEL SAVINGS
90% DECREASE
In harmful emissions output
CLEANER Emissions
ICHOR
Ducted Fuel Injectors
HPDI
Common Rail System
OEM Fuel Efficiency
Increased Efficiency
OEM Emissions

HOW WE ARE DIFFERENT

Innovative Design for More Complete Combustion

The RK Injector is unique in the current diesel engine technology industry. Conventional fuel injection systems use the common rail to inject fuel into the combustion cylinder all at once at around 2000+ BAR. The resulting inefficient combustion requires use of particulate traps, exhaust gas recirculation, and urea (DEF) systems to reduce NOx and particulate emissions. These systems increase fuel consumption and CO2 emissions.



Our innovative nozzle design multiplies the initial combustion chamber pressure within the injector and forces the fuel into the combustion chamber at a significantly higher pressure of 6000+ BAR through up to two hundred tiny holes compared to common rail's four to eight holes. We created two distinct phases in the RKI injection process: an initial phase prior to ignition and a second phase after the combustion commences.



This self-pressurising injector interacts with the pressure in the combustion chamber, allowing fuel to be injected at a much higher pressure in hundreds of tiny droplets, creating the optimal conditions for complete combustion, dramatically reducing both particulate and NOx emissions. We also designed for electronic control of the RK Injector to deliver "on-demand" pressure levels to further optimize combustion conditions.


CLEANER
Emissions
ICHOR
Ducted Fuel Injectors
HPDI
Common Rail System
OEM Fuel
Efficiency
Increased
Efficiency
OEM
Emissions

We call this our Blue Flame Technology, and we believe it represents a paradigm shift in fuel injection technology.

Where old injectors fail,
ICHOR injectors will succeed.





Larger fuel molecules	Optimized atomization of fuel
Inefficient spray design	Customizable spray patterns
Higher temperature combustion	Lower temperature combustion
Leftover fuel particulate	Higher fuel efficiency

**Rendering of RK Injector. Images are computer-generated versions of our prototype.*

THE VISION

We Hope to be the Future of Cleaner Diesel

Our initial target market of class 8 trucks and agricultural equipment is only the beginning. In the next five years, we plan to expand beyond our initial markets into light and medium duty vehicles, construction equipment, marine, locomotives and power generation.

Ichor plans to expand into as many markets and countries as possible in order to positively impact the climate by drastically reducing emissions.


KEY
MARKETS
MARINE
RAIL
TRUCK

**Rendering of RK Injector. Images are computer-generated versions of our prototype.*

OUR LEADERSHIP

An Insider's Perspective with a Revolutionary Idea

We created this product because we are passionate about preserving the earth's natural resources. Our Founder/President Trevor Bates is a visionary leader with extensive experience in the diesel industry. Combined with our Executive Vice President Chad Webster's knack for superior customer service and Vice President Tyler Harris' expertise as an entrepreneur and leader, we believe that our team is sure to succeed.



Trevor Bates
President & Director



Chad Webster
Executive Vice President



Tyler Harris
Vice President & Director

*Trevor Bates also serves as Secretary and Treasurer for the Company. Hal Adams is on the Board of Directors.

Beyond our leadership's impressive individual successes in business, we have numerous contacts throughout various industries which will accelerate our movement into our target markets. With a strong product to sell and the motivation to combat climate change, the leadership team at Ichor is poised to awe the world in years to come.

WHY INVEST

A Smart Solution to a Global Crisis

There were 8.7 million deaths globally in 2018 directly attributed to the burning of fossil fuels. The RK Injector drastically reduces both Particulate Matter (PM) and NOx emissions that contribute to smog and acid rain, and demonstrates a direct correlation to reducing the greenhouse gas CO2, the main contributor to global warming.


REVOLUTIONARY FUEL INJECTION
90% REDUCTION IN EMISSION
UP TO 30% INCREASE IN ECONOMY

Investing in Ichor is an opportunity for savvy investors and everyday people alike to be part of a social, economical and environmental movement. Ichor is going to put a significant dent in fuel consumption and climate change simultaneously.

This is your chance to proclaim that YOU helped save the planet while making a healthy return in the process!


BLUE FLAME TECHNOLOGY
FOR A GREENER WORLD

*Rendering of RK Injector. Images are computer-generated versions of our prototype.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Meet Our Team

Offering Summary

Company	Ichor, Inc.
Corporate Address	7292 Culebra Rio Circle, Idaho Falls, ID 83406
Offering Minimum	$9,997.44
Offering Maximum	$4,999,989.36
Minimum Investment Amount (per investor)	$245.50

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	2,032
Maximum Number of Shares Offered	1,016,258
Price per Share	$4.92
Pre-Money Valuation	$83,907,598.80

Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

15% Bonus shares for the first 11 days

5% bonus shares for the next 30 days after.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ICHOR to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Introducing the RK Injector, a breakthrough in fuel injection technology, especially for heavy duty applications. This innovation is a self-pressurizing injected design that utilizes the pressure within the combustion chamber. This creates a whole new, more efficient and clean fuel system and output. As the maximum compression pressure is reached, the control valve is opened, injecting the precise amount of fuel needed. The fuel is dispersed into the compression chamber as a fine mist through a specially designed dispersal nozzle. These tiny droplets are dispersed in a unique spray pattern at 5,000 plus bar pressure. This atomization of the fuel particles improves the fuel mixing process for combustion as well as lowering the temperature of fuel combustion within the chamber, a critical step to reducing nitrogen oxide emissions.

This is the breakthrough that we call our Blue Flame Technology. The technology has being developed to exceed the environmental emissions and fuel efficiency targets set by the USA and European Union Euro 6 Standards. It delivers three main benefits: increased fuel economy, reduction in particulate emissions, and a huge reduction in nitrogen oxide emissions. The RK Injector is a paradigm shift for cost-effective fuel efficiency and emissions in heavy duty applications in marine, rail, and trucks. We're engineering innovation with our Blue Flame Technology for a greener world. Embrace the future and enjoy a cleaner ride.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E14742512021-9
Barbara K. Cegavske	Filing Number 20211474250
Secretary of State State Of Nevada	Filed On 5/20/2021 8:50:00 AM
	Number of Pages 2

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

[X] NRS 78 - Articles of Incorporation Domestic Corporation [ ] NRS 80 - Foreign Corporation [ ] NRS 89 - Articles of Incorporation Professional Corporation

[ ] 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of ______________________ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)

Ichor, Inc.

2. Registered Agent for Service of Process: (Check only one box)

[ ] Commercial Registered Agent:(name only below) [X] Noncommercial Registered Agent (name and address below) [ ] Office or Position with Entity (title and address below)

Robert S. Larsen
Name of Registered Agent **OR** Title of Office or Position with Entity

Street Address	City		Zip Code
300 S. Fourth Street, Suite 1550	Las Vegas	Nevada	89101
Mailing Address (if different from street address)	City	Nevada	Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X [signature] 5/14/2021
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors [ ] Yes **OR** [X] No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See Instructions)

	Name / Street Address	Country / City	State	Zip/Postal Code
1)	Trevor Bates	USA		
	7292 Culebra Rio Circle	Idaho Falls	ID	83406
2)	Tyler Harris	USA		
	8800 S. Kings Hill Dr. #A	Cottonwood Heights	UT	84121
3)	Hal Adams	USA		
	7292 Culebra Rio Circle	Idaho Falls	ID	83406

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation:

5b. I declare this entity is in good standing in the jurisdiction of its incorporation. [ ]

This form must be accompanied by appropriate fees.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. **Yes** ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	Any business allowed by law.
8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of Authorized shares with Par value: ____ Par value: $ ____ Number of Common shares with Par value: 24,800,000 Par value: $ 0.0001000000 Number of Preferred shares with Par value: ____ Par value: $ ____ Number of shares with no par value: ____ If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of** the **Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Trevor Bates Country: United States Address: 7292 Culebra Rio Circle City: Idaho Falls State: ID Zip/Postal Code: 83406 X ____ (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This corporation is authorized to issue only two classes of shares designated as "Class A Voting Common Stock" and "Class B Non-Voting Common Stock." The number of shares of Voting Common Stock which the corporation is authorized to issue is Seventeen Million Eight Hundred Thousand (17,800,000). The number of shares of Non-Voting Common Stock which the corporation is authorized to issue is Seven Million (7,000,000). The two classes of stock shall have equal rights, preferences, privileges and restrictions, except that the Non-Voting Common Stock shall have no voting rights except as required by law.

This form must be accompanied by appropriate fees.